UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LEXINGTON RESOURCES, INC.
______________________________________________________________________________
(Name of Issuer)

Common stock, $0.00025 par value per share
______________________________________________________________________________
(Title of Class of Securities)

529561102
_____________________________________________________________________________
(CUSIP Number)

JAMES C. DOW

4001 Aurora Avenue North, Seattle, Washington, U.S.A., 98103
(206) 633-3008

______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 29, 2006
______________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

__________

CUSIP No. 529561102

1.     Names of Reporting Person:     JAMES C. DOW.
        I.R.S. Identification Nos. of above persons (entities only):       Not applicable.

2.     Check the Appropriate Box if a Member of a Group (See Instructions):

(a)       [   ]
(b)       [   ]
Not applicable.

3.     SEC Use Only:

4.     Source of Funds (See Instructions):       Not applicable (disposition of shares).

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
        Not applicable.

6.     Citizenship or Place of Organization:     United States.

Number of Shares Beneficially Owned by Each Reporting Person With:

7.     Sole Voting Power:                    1,800,000 Shares.

8.     Shared Voting Power:                Nil Shares.

9.     Sole Dispositive Power:             1,800,000 Shares.

10.   Shared Dispositive Power:         Nil Shares.

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:  1,800,000 Shares.

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
        Not applicable.

13.   Percent of Class Represented by Amount in Row (11): 4.6% (based on 38,766,270 shares of the Issuer's common stock issued and outstanding as of January 24, 2007).

14.   Type of Reporting Person (See Instructions):               IN.

CUSIP No. 529561102

This statement on Schedule 13D amends and supplements the statement on Schedule 13D dated January 23, 2006, filed by the Reporting Person pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended.

Item 1.     Security and Issuer

This statement relates to the voting common stock, with a par value of $0.00025 per share (collectively, the "Shares"), of Lexington Resources, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7473 Lake Mead Road, Las Vegas, Nevada, 89128.

Item 2.     Identity and Background

(a)     Name:

This statement is filed by James C. Dow as the direct beneficial owner of Shares in the common stock of the Issuer (the "Reporting Person").

(b)     Residence or business address:

The residential address of the Reporting Person is 4001 Aurora Avenue North, Seattle, Washington, U.S.A., 98103.

(c)     Present principal occupation and employment

The Reporting Person is principally involved and/or employed as a general contractor.

(d)     Criminal proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     Civil proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Citizenship:

The Reporting Person is a citizen of the United States.

CUSIP No. 529561102

Item 3.     Source and Amount of Funds or Other Consideration

On December 29, 2006, the Reporting Person sold an aggregate of 250,500 shares of the Issuer's common stock for gross proceeds of $49,534.

Item 4.     Purpose of Transaction

The Reporting Person sold 250,500 shares of the Issuer's common stock as described in Item 3 above as part of his overall personal investment plan.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a)       the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)       any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)       a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)       any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)       any material change in the present capitalization or dividend policy of the Issuer;

(f)       any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)       changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)       causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 529561102

(i)       a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)       any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

(a)     Beneficial ownership:

The Reporting Person is the beneficial owner of 1,800,000 Shares of common stock of the Issuer, representing approximately 4.6% of the Issuer's issued and outstanding shares of common stock (based on 38,766,270 shares of common stock being issued and outstanding as at January 24, 2007).

(b)     Power to vote and dispose:

The Reporting Person has the sole power to vote, or to direct the voting of, and to dispose, or to direct the disposition of, the Shares held by the Reporting Person.

(c)     Transactions within the past 60 days:

Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including common stock of the Issuer, within 60 days preceding the date hereof.

(d)     Certain rights of other persons:

Not applicable.

(e)     No longer 5% holder:

The Reporting Person ceased to be the beneficial owner of more than 5% of the Shares on December 29, 2006.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

CUSIP No. 529561102

Item 7.     Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2007

/s/ James C. Dow _____________________________ JAMES C. DOW